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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of April 2004

TESMA INTERNATIONAL INC.
(Translation of registrant's name into English)

Commission File Number:    0-26104

1000 Tesma Way, Concord, Ontario, Canada L4K 5R8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TESMA INTERNATIONAL INC. (Registrant)
Date: April 8, 2004
	By:	/s/ STEFAN T. PRONIUK Stefan T. Proniuk, Vice-President, Secretary and General Counsel

EXHIBITS

Exhibit 19	Annual Report to Shareholders of the Registrant, including (1) Management's Discussion and Analysis of Operations and Financial Position and (2) Audited Consolidated Financial Statements, in each case for the year ended December 31, 2003.
Exhibit 22.1	Notice of the Annual Meeting of Shareholders of the Registrant to be held at 11:00 a.m. on May 4, 2004 in Toronto, Ontario.
Exhibit 22.2	Management Information Circular/Proxy Statement of the Registrant in respect of its Annual Meeting of Shareholders to be held on May 4, 2004.
Exhibit 22.3	Class A Subordinate Voting Shares Proxy Form of the Registrant for the year ended December 31, 2003.
Exhibit 22.4	NP41 Letter (Notice to Non-Registered Shareholders re: Interim Mailing) of the Registrant for the year ended December 31, 2003.
Exhibit 22.5	Letter to Shareholders dated April 8, 2004 re: Annual Meeting of Shareholders of the Registrant to be held on May 4, 2004.

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